May 31, 2007

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington D.C. 20549

Re:
Comment letter dated May 25, 2007 (the “Comment Letter”), to Amendment No. 3 to Registration Statement on Form SB-2 of Allegro Biodiesel Corporation (the “Company”), File No. 333-139299 (the “Registration Statement”)

Dear Mr. Mancuso:

The undersigned shareholders of the Company represent a majority in interest of the Company’s Series A Convertible Preferred Stock (formerly its Series J Convertible Preferred Stock). The undersigned also are signatories to that certain Registration Rights Agreement, dated September 20, 2006, among the Company, us, and the other holders of the Company’s Series A Convertible Preferred Stock (the “Registration Rights Agreement”).

We have been advised of the Staff’s Comment No. 2 in the Comment Letter, and we have reviewed the Company’s analysis of the Registration Rights Agreement as set forth in Craig Gosselin’s letter to you dated May 31, 2007. We agree with such analysis.

Very truly yours,

(signatures continued on next page)

cc:	Tim Buchmiller (w/encl) Brian Cascio (w/encl.) Kristin Lockhead (w/encl.)